

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 25, 2020

Martyn Wade
Chief Executive Officer
Grindrod Shipping Holdings Ltd.
#03-01 Southpoint
200 Cantonment Road
Singapore 089763

> **Re: Grindrod Shipping Holdings Ltd.**
> **Form 20-F for the Fiscal Year ended December 31, 2018**
> **Filed April 16, 2019**
> **File No. 001-38440**

Dear Mr. Wade:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Office of Energy & Transportation